UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2019
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Effective as of December 31, 2018, Mr. James Kelly resigned as a Class B director of Nordic American Offshore Ltd. (the "Company").
The board of directors of the Company (the "Board") has appointed Ms. Marianne Økland as Class B director and as chair of the Company's Audit Committee, effective as of January 18, 2019, to serve until the 2021 annual general meeting of the Company and until her successor shall be elected and qualified. The Board has determined that Ms. Økland is an "independent director" as such term is defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual Section 303A.02. The biographical information of Ms. Økland is included below.
Ms. Marianne Økland. Ms. Økland has served on the board of directors of Scorpio Tankers Inc. (NYSE: STNG) since April 2013. Ms. Økland is also a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital. In addition, she is a non-executive director at each of IDFC Limited and IDFC Alternatives (India). She also serves on the Audit Committee of IDFC Limited. From June 2016 to July 2018, Ms. Økland served as a non-executive director and member of the Audit Committee of the National Bank of Greece. Previously, she was a non-executive director at NLB (Slovenia) and Islandsbanki (Iceland). Between 1993 and 2008, Ms. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: January 22, 2019	By:	/s/ Emanuele Lauro
Emanuele Lauro Chief Executive Officer